UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ecotality Inc.

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

27922Y103

(CUSIP Number)

Edison Enterprises

2244 Walnut Grove Avenue

P.O. Box 976

Rosemead, California 91770

Attn:  Monica Nguyenduc, Esq.

(949) 798-7902

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922Y103

1.	Names of Reporting Persons Edison Enterprises, 95-4640849

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,333,333 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,333,333 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,333,3333 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 27922Y103

1.	Names of Reporting Persons Edison Source

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 32,580,464 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 32,580,464 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,580,464 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 27922Y103

1.	Names of Reporting Persons Edison Source Norvik Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nova Scotia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 752,869 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 752,869 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,869 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D is filed with respect to 33,333,333 shares of the common stock, par value $0.001 per share (the “Common Stock”) of Ecotality Inc. (“Ecotality”) held by Edison Enterprises, a California corporation (“Edison Enterprises”)  through its wholly-owned subsidiaries Edison Source (“Edison Source”) and Edison Source Norvik Company (“Edison Norvik”).

The principal executive office of Ecotality is located at 6821 E. Thomas Road, Scottsdale, Arizona.

Item 2.	Identity and Background

(a)   – (c); (f)  The name of the company filing this Statement is Edison Enterprises, a California corporation.   Edison Enterprises is a wholly-owned subsidiary of Edison Mission Group Inc. (“Edison Mission Group”) and an indirect wholly-owned subsidiary of Edison International, a public company traded on the New York Stock Exchange under ticker symbol EIX.

The information concerning (1) the name, state of organization, principal business, and the address of the principal office of each of Edison Enterprises, Edison Mission Group and Edison International (the “Edison Entities”), and (2) the name and title of each executive officer and director of Edison Enterprises, Edison Mission Group and Edison International, his or her business address, his or her present principal occupation or employment, and the name, principal business, address of any corporation or other organization in which such employment is conducted and his or her citizenship is filed as Exhibit A hereto.

(d); (e)  To Edison Enterprises’ knowledge, during the last five years, none of the Edison Entities or any of their respective officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar proceedings) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining violation of, or prohibiting or mandating activities subject to, federal or state securities laws or findings or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The common shares of Ecotality which are the subject of this Statement have been issued to Edison Enterprises’ wholly-owned subsidiaries Edison Source and Edison Norvik as consideration/purchase price for the sale by Edison Enterprises of its fast charge battery business known as “Minit Charger” to Engineering Transportation Engineering Corporation, a subsidiary of Ecotality, in December 2008 (the “Minit Charger Sale Transaction”).

Item 4.	Purpose of Transaction

Edison Enterprises, through its wholly-owned subsidiaries Edison Source and Edison Norvik, acquired the Ecotality shares which are the subject of this Statement as consideration in the Minit Charger Sale Transaction. Except as set forth below, the Edison Entities do not have any current plans or proposals with respect to Ecotality or its securities of the type enumerated in paragraphs (c) through (j) of Item 4 of Schedule 13D. However, the Edison Entities may, from time to time, evaluate their stock holding in Ecotality in determining whether to sell or retain the shares of common stock.   The Edison Entities may determine to change their investment intent with respect to Ecotality in the future based upon all factors as they deem relevant.

Item 5.	Interest in Securities of the Issuer

(a)   The aggregate number of Ecotality common stock indirectly owned by Edison Enterprises, through its wholly-owned subsidiaries Edison Source and Edison Norvik, is 33,333,333 shares.    Edison Source directly owns  32,580,464 shares.   Edison Norvik directly owns 752,869 shares.  Of the aggregate 33,333,333 shares of Ecotality which are the subject of this Statement, 31,333,333 shares were recently issued to Edison Source on February 2, 2009 as required by the terms of the Minit Charger Sale Transaction Documents.

Based upon Ecotality’s most recent Form 10-Q filed with the Commission on November 13, 2008, the current aggregate percentage of Edison Enterprises’ ownership of Ecotality shares is 20.7%.

(b)   Edison Enterprises has the sole power to vote and/or dispose of all of its 33,333,333 shares of Ecotality common stock.

(c)   On February 2, 2009, Ecotality issued to Edison Source an additional 31,333,333 shares of Ecotality common stock, par value $0.001 per share, as a true up of its consideration/purchase price paid to Edison Source in connection with the Minit Charger Sale Transaction.

(d)   Edison Enterprises has the power to direct the receipt of dividends from the Ecotality shares.

(e)   Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
Exhibit No. 1 Agreement to File Schedule 13D Jointly (required by Rule 13d-1(k)(1))

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDISON ENTERPRISES

By:	/s/ W. James Scilacci
Name:	W. James Scilacci
Title:	Chairman of the Board, Chief Executive Officer,
President and Chief Financial Officer

EDISON SOURCE

By:	/s/ Peter Michalski
Name:	Peter Michalski
Title:	Vice President

EDISON SOURCE NORVIK COMPANY

By:	/s/ Peter Michalski
Name:	Peter Michalski
Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

CERTAIN INFORMATION

Set forth below is information about (1) the name, state of organization, principal business and the address of its principal office of each of Edison Enterprises, The Edison Group and Edison International and (2) the name and title of each executive officer and director of Edison Enterprises and Edison International, his or her business address, his or her present principal occupation or employment, and the name, principal business, address of any corporation or other organization in which such employment is conducted. Except as otherwise specified, each natural person listed below is a citizen of the United States.

(1)           Edison International

Edison International is the parent holding company of Southern California Edison Company. SCE comprises the largest portion of the assets and revenue of Edison International. The principal non-utility companies are: Edison Mission Energy, which is an independent power producer engaged in the business of developing, acquiring, owning or leasing, and selling energy and capacity from independent power production facilities and also conducts price risk management and energy trading activities in power markets open to competition; and Edison Capital, which has investments in energy and infrastructure projects worldwide and in affordable housing projects located throughout the United States

The principal executive offices of Edison International are located at 2244 Walnut Grove Avenue, P.O. Box 976, Rosemead, California 91770, and the telephone number is (626) 302-2222.

The executive officers of Edison International are:

Officer	Title	Business Address

Theodore F. Craver, Jr.	Chairman, President and Chief Executive Officer	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
Robert L. Adler	Executive Vice President and General Counsel	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
Diane L. Featherstone	Senior Vice President, Human Resources	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
Polly L. Gault	Executive Vice President, Public Affairs	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
Barbara J. Parsky	Senior Vice President, Corporate Communications	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
W. James Scilacci	Executive Vice President, Chief Financial Officer and Treasurer	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770

The directors of Edison International are:

Director	Principle Occupation	Business Address

Vanessa C. L. Chang	Principal, EL & EL Investments	136 North Irving Los Angeles, California 90004
France A. Cordova	President, Purdue University	Hovde Hall, Room 200 610 Purdue Mall West Lafayette, IN 47907-2040
Theodore F. Craver, Jr.	Chairman, President and Chief Executive Officer	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
Charles B. Curtis	President and Chief Operating Officer, The Nuclear Threat Initiative	1747 Pennsylvania Avenue NW, 7th Floor Washington D.C. 20006
Bradford M. Freeman	Founding Partner, Freeman Spogli & Co.	11100 Santa Monica Boulevard Suite 1900 Los Angeles, CA 90025
Luis G. Nogales	Managing Partner, Nogales Investors	9229 West Sunset Boulevard Suite 900 Los Angeles, CA 90069
Ronald L. Olson	Partner, Munger, Tolles & Olson	355 South Grand Avenue 35th Floor Los Angeles, California 90071
James M. Rosser	President, California State University, Los Angeles	5151 State University Drive Los Angeles, CA 90032-8530
Richard T. Schlosberg, III	Retired President and CEO, The David and Lucile Packard Foundation	300 Second Street Los Altos, California 94022
Thomas C. Sutton	Retired Chairman of the Board and Chief Executive Officer, Pacific Life Insurance Company	700 Newport Center Drive Newport Beach, CA 92660-6397
Brett White	President and CEO, CB Richard Ellis	11150 Santa Monica Boulevard Suite 1600 Los Angeles, CA 90025

(2)           Edison Mission Group Inc.

Edison Mission Group Inc. is a holding company and parent of Edison Enterprises.  The principal executive offices of Edison International are located at 2244 Walnut Grove Avenue, P.O. Box 976, Rosemead, California 91770, and the telephone number is (626) 302-2222.

The executive officers of Edison Mission Group Inc. are:

Officer	Title	Business Address

Ronald L. Litzinger	Chairman, President and Chief Executive Officer	18101 Von Karman Avenue Suite 1700 Irvine, California 92612
John P. Finneran	Senior Vice President and Chief Financial Officer	18101 Von Karman Avenue Suite 1700 Irvine, California 92612
Steven D. Eisenberg	Senior Vice President and General Counsel	18101 Von Karman Avenue Suite 1700 Irvine, California 92612
Guy Gorney	Senior Vice President	One Financial Plaza 440 South LaSalle Street, Suite 3500 Chicago, Illinois 6-605
Paul Jacob	Senior Vice President	160 Federal Street Boston, Massachusetts 02110
Gerard P. Loughman*	Senior Vice President	18101 Von Karman Avenue Suite 1700 Irvine, California 92612
Douglas McFarlan	Senior Vice President	One Financial Plaza 440 South LaSalle Street, Suite 3500 Chicago, Illinois 60605

The directors of Edison Mission Group Inc. are:

Director	Principal Occupation	Business Address

Ronald L. Litzinger	Chairman, President and Chief Executive Officer, Edison Mission Group, Inc.	18101 Von Karman Avenue Suite 1700 Irvine,California 92612
Robert L. Adler	Executive Vice President and General Counsel, Edison International	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
W. James Scilacci	Executive Vice President, Chief Financial Officer and Treasurer, Edison International	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770

(3)           Edison Enterprises

Edison Enterprises is a holding company and parent company of Edison Source and Edison Source Norvik Company.  The principal executive offices of Edison Enterprises are located at 2244 Walnut Grove Avenue, P.O. Box 976, Rosemead, California 91770, and the telephone number is (626) 302-2222.

The executive officers of Edison Enterprises are:

Officer	Title	Business Address

W. James Scilacci	Chairman of the Board, Chief Executive Officer, President and Financial Officer	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
Robert L. Adler	Vice President	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770

The directors of Edison Enterprises are:

Director	Principal Occupation	Business Address

Theodore F. Craver, Jr.	Chairman, President and Chief Executive Officer	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
W. James Scilacci	Executive Vice President, Chief Financial Officer and Treasurer	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770
Robert L. Adler	Executive Vice President and General Counsel	2244 Walnut Grove Avenue, P.O. Box 976 Rosemead, California 91770

*  Citizen of Ireland.